UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 21)*

NORDSTROM, INC.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

655664100

(CUSIP Number)

June 7, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 655664100

1.	Names of Reporting Persons. BRUCE A. NORDSTROM I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 19,189,930

	6.	Shared Voting Power 6,506,716

	7.	Sole Dispositive Power 19,189,930

	8.	Shared Dispositive Power 6,506,716

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,696,646*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.5%

12.	Type of Reporting Person (See Instructions) IN

*The Reporting Person is reporting on this Schedule 13G as a member of a “group” with (i) Anne E. Gittinger; (ii) Blake W. Nordstrom; (iii) Erik B. Nordstrom; (iv) James F. Nordstrom, Jr.; and (v) Peter E. Nordstrom (the “Group”).  The Group beneficially owns 51,830,957 shares of Common Stock in the aggregate, representing approximately 31.2% of the outstanding shares of Common Stock.  See Item 8.

CUSIP No. 655664100

Item 1.
	(a)	Name of Issuer NORDSTROM, INC.
	(b)	Address of Issuer’s Principal Executive Offices 1617 SIXTH AVENUE, SEATTLE, WA 98101

Item 2.
	(a)	Name of Person Filing BRUCE A. NORDSTROM
	(b)	Address of Principal Business Office or, if none, Residence: 1617 SIXTH AVENUE, SEATTLE, WA 98101
	(c)	Citizenship U.S.
	(d)	Title of Class of Securities COMMON STOCK
	(e)	CUSIP Number 655664100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(J).
Not Applicable.

CUSIP No. 655664100

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 25,696,646
(b) Percent of class: 15.5%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 19,189,930
(ii) Shared power to vote or to direct the vote 6,506,716
(iii) Sole power to dispose or to direct the disposition of 19,189,930
(iv) Shared power to dispose or to direct the disposition of 6,506,716

The shares of Common Stock with respect to which Bruce A. Nordstrom reports shared voting and dispositive power consist of 5,501,520 shares held in a family trust by Mr. Nordstrom with Wells Fargo & Company, as co-trustees for the benefit of his sister, Anne E. Gittinger, and his interest in 743,420 shares held in a family trust with Susan Dunn, his co-trustee, for the benefit of Susan Dunn, Mr. Nordstrom’s niece.  Mr. Nordstrom is a contingent remainderman with respect to the shares held by the two trusts, but pursuant to Rule 13d-4 of the Securities and Exchange Act of 1934, disclaims such ownership with respect to any shares held in such trusts for which he would not otherwise be deemed to be beneficial owner.  In addition, Mr. Nordstrom’s spouse, Jeannie Nordstrom, owns 261,776 shares of Common Stock, as to which Mr. Nordstrom may be deemed to have shared beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Members of the Group

On June 7, 2017, the Reporting Person and (i) Anne E. Gittinger; (ii) Blake W. Nordstrom; (iii) Erik B. Nordstrom; (iv) James F. Nordstrom, Jr.; and (v) Peter E. Nordstrom formed a group (the “Group”), that, as of the date hereof, beneficially owns 51,830,957 shares, or 31.2% of the outstanding shares of the Issuer.  The Group is separately filing a Schedule 13D to report the Group’s beneficial ownership of shares.

Item 9.	Notice of Dissolution of Group
Not Applicable.

CUSIP No. 655664100

Item 10.	Certification
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2017	/s/ Bruce A. Nordstrom
Bruce A. Nordstrom